Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in Registration Statement No. 333-142007 on Form S-8 of our reports dated February 27, 2009, relating to the financial statements of MetroPCS Communications, Inc. (which expresses an unqualified opinion and includes an explanatory paragraph relating to a change in the method of accounting for fair value measurements of financial assets and liabilities as of January 1, 2008 and for uncertainty in income taxes as of January 1, 2007), and the effectiveness of MetroPCS Communication Inc.’s internal control over financial reporting, appearing in the Annual Report on Form 10-K of MetroPCS Communications, Inc. for the year ended December 31, 2008.
/s/ Deloitte & Touche LLP
February 27, 2009
Dallas, Texas